Exhibit 12

Parker-Hannifin Corporation
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Six Months Ended
	December 31,				Fiscal Year Ended June 30,
	2016		2015		2016		2015		2014		2013		2012
EARNINGS
Income from continuing operations before income taxes and noncontrolling interests	$612,967		$505,529		$1,114,728		$1,432,240		$1,556,720		$1,311,001		$1,576,698
Adjustments:
Interest on indebtedness, exclusive of interest capitalized	65,472		68,240		133,004		115,077		79,845		88,668		89,888
Amortization of deferred loan costs	2,120		1,817		3,513		3,329		2,721		2,884		2,902
Portion of rents representative of interest factor	19,834		20,943		39,668		41,886		43,983		44,493		41,515
Loss (income) of equity investees	(19,106)		(10,562)		(25,648)		(23,204)		(11,141)		(247)		1,237
Distributed income of equity investees	17,873		13,702		36,616		31,723		1,661		—		—
Amortization of previously capitalized interest	69		84		152		179		190		193		196
Income as adjusted	$699,229		$599,753		$1,302,033		$1,601,230		$1,673,979		$1,446,992		$1,712,436
FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized	$65,472		$68,240		$133,004		$115,077		$79,845		$88,668		$89,888
Amortization of deferred loan costs	2,120		1,817		3,513		3,329		2,721		2,884		2,902
Portion of rents representative of interest factor	19,834		20,943		39,668		41,886		43,983		44,493		41,515
Fixed charges	$87,426		$91,000		$176,185		$160,292		$126,549		$136,045		$134,305

RATIO OF EARNINGS TO FIXED CHARGES	8.00	x	6.59	x	7.39	x	9.99	x	13.23	x	10.64	x	12.75	x